VBI Vaccines Inc.

(formerly SciVac Therapeutics, Inc.)

Interim Consolidated Financial Statements

(Unaudited)

For the Three Months Ended March 31, 2016 and 2015

INDEX

Page

Interim Consolidated Balance Sheets	3

Interim Consolidated Statements of Loss and Other Comprehensive Loss	4

Interim Consolidated Statements of Changes in Equity	5

Interim Consolidated Statements of Cash Flows	6

Notes to Interim Consolidated Financial Statements	7-20

- - - - - - - - - -

1

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The interim consolidated financial statements of VBI Vaccines Inc. (formerly SciVac Therapeutics, Inc.) are the responsibility of the Company’s management. The unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These financial statements do not include all of the information and notes required by U.S. GAAP for complete financial statements. In the opinion of management, all normal and recurring adjustments considered necessary for a fair presentation of such financial statements have been included. The results of operations for the periods presented are not necessarily indicative of the results to be expected for the entire year.

Management has developed and is maintaining a system of internal controls to ensure that the Company’s assets are safeguarded, transactions are authorized and properly recorded and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee reviews the results of the interim consolidated financial statements prior to their submission to the Board of Directors for approval.

The interim consolidated financial statements have not been audited.

/s/ Jeff Baxter	/s/ James J. Martin
Jeff Baxter, CEO and Director	James J. Martin, CFO

2

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Interim Consolidated Balance Sheets (unaudited)

(Expressed in U.S. dollars in thousands)

	Notes	March 31, 2016	December 31, 2015
CURRENT ASSETS

Cash and cash equivalents		$10,960	$12,476
Trade accounts receivable, net		46	93
Inventory	6	1,368	1,316
Other current assets		588	637
Total current assets		12,962	14,522

NON-CURRENT ASSETS

Long-term deposits		123	96
Other long term assets		303	291
Property and equipment	7	1,800	1,750
Intangible assets	8	385	386
Total non-current assets		2,611	2,523

TOTAL ASSETS		$15,573	$17,045

LIABILITIES AND EQUITY

CURRENT LIABILITIES

Trade accounts payable		$664	$408
Deferred revenues	10	1,522	1,583
Other current liabilities	9	950	938
Total current liabilities		3,136	2,929

NON-CURRENT LIABILITIES

Liabilities for severance pay		373	344
Deferred revenues	10	1,640	1,578
Total non-current liabilities		2,013	1,922

TOTAL LIABILITIES		5,149	4,851

STOCKHOLDERS’ EQUITY

Common Stock, no par value; unlimited shares authorized; 18,914,986 shares issued and outstanding	11	44,369	44,369
Contributed surplus		50,563	50,563
OCI reserves		(1,654)	(963)
Accumulated deficit		(82,854)	(81,775)
Total equity		10,424	12,194

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$15,573	$17,045

These interim consolidated financial statements were approved on May 11, 2016 by:

/s/ Jeff Baxter	/s/ Adam Logal
Jeff Baxter, Director	Adam Logal, Director

See accompanying Notes to Interim Consolidated Financial Statements

3

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Interim consolidated statements of loss and comprehensive loss (unaudited)

U.S. dollars in thousands, except share and per share information

		Three months ended March 31,
	Notes	2016	2015

Revenues		$48	$423
Cost of revenues		377	749
Gross loss		(329)	(326)

General, administrative and selling	13	1,980	737
Research and development		254	115
Operating loss		(2,563)	(1,178)

Interest expense		(25)	(370)
Foreign exchange gain (loss)		1,509	(348)
Loss before tax		(1,079)	(1,896)

Income tax benefit		-	62
Net loss for the period		$(1,079)	$(1,834)

OTHER COMPREHENSIVE INCOME

Items that will not be reclassified subsequently to profit or loss:

Exchange differences resulting from translating the financial statements to the presentation currency		(691)	302

Total other comprehensive (loss) income for the period		(691)	302

TOTAL COMPREHENSIVE LOSS FOR THE PERIOD		$(1,770)	$(1,532)

Basic and Diluted net loss per share		$(0.06)	$(0.27)

Weighted Average number of shares outstanding		18,914,986	6,810,818

See accompanying Notes to Interim Consolidated Financial Statements

4

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Interim consolidated statements of changes in stockholders’ equity (unaudited)

U.S. dollars in thousands, except share information

	Number of common shares	Common Stock	Contributed surplus	OCI reserves	Accumulated deficit	Total Equity

BALANCE AS OF DECEMBER 31, 2015	18,914,986	44,369	50,563	(963)	(81,775)	12,194

Loss for the period					(1,079)	(1,079)
Other comprehensive loss for the period				(691)		(691)

BALANCE AS OF MARCH 31, 2016	18,914,986	44,369	50,563	(1,654)	(82,854)	10,424

BALANCE AS OF DECEMBER 31, 2014	6,810,818	$529	$46,586	$(963)	$(55,582)	$(9,430)

Capital contribution in respect of related party loans, net of taxes			188			188
Loss for the period					(1,834)	(1,834)
Other comprehensive loss for the period				302		302

BALANCE AS OF MARCH 31, 2015	6,810,818	$529	$46,774	$(661)	$(57,416)	$(10,774)

See accompanying Notes to Interim Consolidated Financial Statements

5

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Interim consolidated statements of cash flows (unaudited)

U.S. dollars in thousands

	Three Months ended March 31,
	2016	2015

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss for the period	$(1,079)	$(1,834)

Income and expenses items not involving cash flows
Depreciation and amortization	132	113
Deemed interest on related party loans	-	222
Increase (decrease) in accrued severance pay, net	16	(30)

Change in non-cash working capital, net (see note 11)	(465)	577

Net cash used in operating activities	(1,396)	(952)

CASH FLOWS FROM INVESTING ACTIVITIES

Purchase of property and equipment	(106)	(110)
Decrease (increase) in restricted deposits and short-term deposits, net	(27)	23
Net cash used in investing activities	(133)	(87)

CASH FLOWS FROM FINANCING ACTIVITIES

Loan from related parties	-	950
Net cash provided by financing activities	-	950

Decrease in cash and cash equivalents	(1,529)	(89)

Cash and cash equivalents at the beginning of the period	$12,476	$393

Change in cash accounts held in foreign currency	$13	$(1)
Cash and cash equivalents at the end of the period	$10,960	$303

Cash flow information – Note 12

See accompanying Notes to Interim Consolidated Financial Statements

6

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

1. NATURE AND CONTINUANCE OF OPERATIONS

VBI Vaccines Inc. (formerly SciVac Therapeutics, Inc.) (the “Company”) was incorporated under the laws of British Columbia on April 9, 1965. Immediately before the Arrangement Agreement discussed below, the Company was in the business of the exploration for and development of exploration and evaluation properties in Mexico. SciVac Ltd. (“SciVac”), a wholly owned subsidiary of the Company is in the business of developing, producing and marketing biological products for human healthcare. The Company’s flagship product, Sci-B-Vac™, is a recombinant third generation hepatitis B vaccine. The Company also has in-licensed an early-stage enzyme-based product designated S-Graft. The Company’s registered office is located at Suite 2600 – 595 Burrard Street, Vancouver, Canada V7X 1L3. The Company’s principal office is located at Gad FeinStein Road, POB 580 Rehovot, Israel 7610303.

On July 9, 2015, an Arrangement Agreement was completed whereby Levon Resources Ltd. (“Levon”) acquired 100% of the issued and outstanding securities of SciVac and assumed certain related party loans in exchange for 12,937,850 common shares of Levon (the “Transaction”). SciVac became a wholly owned subsidiary of Levon.

Pursuant to the closing of the Transaction, the shareholders of SciVac prior to the Transaction obtained 68.4% of the post consolidation common shares of Levon, and consequently, control of Levon. Accordingly, Levon has accounted for the transaction by analogy as a reverse takeover and these consolidated financial statements represent the continuation of SciVac, the legal subsidiary. Levon changed its name to SciVac Therapeutics, Inc. As a result of the Transaction, the Company operates the business of SciVac.

On May 6, 2016 the Company completed its previously announced acquisition of VBI Vaccines Inc., (“VBI”), pursuant to an Agreement and Plan of Merger (the “Merger Agreement”). VBI became a wholly owned subsidiary of the Company, and the Company changed its name to VBI Vaccines Inc. (Note 15)

The Company has a limited operating history and faces a number of risks, among them: uncertainties regarding demand and market acceptance of the Company’s products, reliance on major customers. The Company anticipates that it will continue to incur significant operating costs and losses in connection with the development of its products.

The Company has an accumulated deficit of $82,854 as of March 31, 2016 and $81,775 as of December 31, 2015, negative cash flows from operating activities of $1,396 and $952 for the three months ended March 31, 2016 and 2015, respectively. Management believes that the Company will have sufficient resources to carry out its principal activities for the foreseeable future, but will require ongoing funding from equity or debt financing thereafter.

2. BASIS OF PRESENTATION

Statement of compliance

These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In the prior years, the Company prepared its financial statements under International Financial Reporting Standards (“IFRS”), in accordance with the International Accounting Standards Board (“IASB”). In these financial statements, the Company transitioned from IFRS to U.S. GAAP. See note 5 for a summary of the significant accounting differences between IFRS and U.S. GAAP. The transition to U.S. GAAP was made retrospectively for all periods presented.

Basis of presentation

These unaudited interim consolidated financial statements have been prepared under the historical cost basis, except for certain financial assets and liabilities that are measured at fair value. The accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of the Company’s management, necessary for a fair statement of the Company’s interim consolidated financial position, results of operations and cash flows for the periods presented.

These unaudited interim consolidated financial statements represent a continuation of SciVac, the legal subsidiary in the reverse acquisition mentioned in note 1, except with respect to the equity structure, and include the accounts of the Company and its wholly owned subsidiaries from the date of acquisition of SciVac. All figures as to the numbers of common shares, as well as loss per share in these unaudited interim consolidated financial statements, have been retroactively restated to reflect the legal capital of Levon at an exchange ratio of 1 SciVac ordinary share to 2,193.50 (“Merger Exchange Ratio”) common shares of Levon, subject to the share consolidation discussed below. These interim consolidated financial statements include only significant events and transactions occurring since the last fiscal year end and are not fully inclusive of all matters required to be disclosed in annual audited consolidated financial statements. Accordingly, these interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited consolidated financial statements for the year ended December 31, 2015, which were prepared in accordance with IFRS as issued by the IASB, however, the Company has transitioned from IFRS to US GAAP and has consistently applied the accounting policies as discussed in notes 3 and 5.

7

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

Share Consolidation

On April 29, 2016, the Company completed a share consolidation of its issued and outstanding shares of common stock at a ratio of 1 for 40 (the “Share Consolidation”). As a result of the Share Consolidation, the Company’s issued and outstanding stock decreased from 756,599,439 to approximately 18,914,986 shares of common stock, all with a no par value. All information related to common stock and earnings per share for prior periods has been retroactively adjusted to give effect to the Share Consolidation.

Basis of Consolidation

The unaudited interim consolidated financial statements include the accounts of VBI Vaccines Inc. (formerly SciVac Therapeutics Inc.) and its wholly owned subsidiaries, SciVac Ltd, incorporated in Israel, SciVac USA LLC, organized in the United States, in which a wholly-owned interest is maintained and Seniccav Acquisition Corporation, a Delaware corporation. Controlling interest is determined by majority ownership interest and the absence of substantive third-party participating rights. Intercompany balances and transactions between the Company and its subsidiaries are eliminated in the consolidated financial statements.

Functional currency, presentation currency and foreign currency

The functional currency of the Company and the presentation currency of the consolidated financial statements is the U.S. dollar. Each of the Company’s subsidiaries determines its own respective functional currency, and this currency is used to separately measure each entity’s financial position and operating results.

When a subsidiary’s functional currency differs from the Company’s functional currency that subsidiary represents a foreign operation whose financial statements are translated into the Company’s functional currency so that they can be included in the consolidated financial statements. Assets and liabilities of foreign operations with a different functional currency from that of the Company are translated at the closing rate at the end of each reporting period. Profit or loss items are translated at average exchange rates for all the relevant periods. All resulting translation differences are recognized as a component of other comprehensive loss.

Critical accounting judgements and key sources of estimation uncertainty

The preparation of the interim consolidated financial statements requires management to make judgments, estimates, and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements, and the reported amounts of expenses during the reporting period. In particular, significant judgments made by management in the application of US GAAP during the preparation of the interim consolidated financial statements and estimates with a risk of material adjustment are:

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Deprecation for property and equipment

Depreciation expense is allocated based on assumed asset lives. Should the asset life or depreciation rates differ from the initial estimate, an adjustment would be made in the interim consolidated statements of loss and comprehensive loss.

Contingencies

By their nature, contingencies will only be resolved when one or more uncertain future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events.

8

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

Intangible assets – useful lives

Following initial recognition, the Company carries the value of intangible assets at cost less accumulated amortization and any accumulated impairment losses. Amortization is recorded on the straight-line basis based upon management’s estimate of the useful life and residual value. The estimates are reviewed at least annually and are updated if expectations change as a result of, but not limited to, the following: the expected usage of the asset by the Company, typical product life cycles for similar assets, changes in market demand for the asset’s associated products, technical or technological obsolescence, expected actions by competitors or potential competitors, the Company’s ability and intention to maintain the asset in good standing, the period of control of the asset or changes thereto, and any relevant expiry dates for the asset. A change in the useful life or residual value will impact the reported carrying value of the intangible assets resulting in a change in related amortization expense.

The determination of the Company and its subsidiaries’ functional currency

The functional currency of the Company and its subsidiaries is the currency of the primary economic environment and the Company reconsiders the functional currency if there is a change in events and conditions, which determined the primary economic environment.

Allowance for doubtful accounts

The Company provides a specific allowance for doubtful debts, which in management’s opinion adequately reflect the estimated losses resulting from account receivables for which the collection is not reasonably probable. Doubtful debts, which according to Company’s management assessment are unlikely to be collected, are written-off from the Company’s books, based on a management resolution. Management’s determination of the adequacy of the provision is based, inter alia, on an evaluation of the risk by considering the available information on the financial position of the debtors, the volume of their business, the age of the receivables balance, an evaluation of the security received from them and past experience.

3. SIGNIFICANT ACCOUNTING POLICIES

a. Cash and cash equivalents

Cash and cash equivalents consist of cash and demand deposits in banks, and other short-term, highly liquid investments that are readily convertible into cash with original maturities, when purchased, of less than three months.

b. Inventory

Inventory components include all raw materials, work-in-progress and finished goods. Cost is determined on a first-in, first-out basis. Inventory is valued at the lower of cost or market. The cost of inventories comprises costs of purchase and costs incurred in bringing the inventories to their present location and condition. Market means current replacement cost, which sell not exceed Net realizable value and shall not be less than net realizable value reduced by an allowance for an approximately normal profit margin. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated costs necessary to make the sale. On an annual basis, the Company evaluates the condition and age of inventories and makes provisions for slow moving inventories accordingly.

c. Property and equipment

Property and equipment are recorded at cost less accumulated depreciation and impairment.

The assets are depreciated by the straight-line method, over the estimated useful lives of the related assets as follows.

Number of years
Furniture and office equipment	7-10
Machinery and equipment	3-10
Computers	3-5
Leasehold improvements	6-10

9

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

d. Impairment of non-current assets

Non-current assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, then an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

e. Intangible assets

Licenses and intellectual property

The Company’s intangible assets include license agreements with finite lives. Licenses obtained are recorded at cost less accumulated amortization and any impairment losses.

Amortization

Amortization is calculated over the cost of the asset less its residual value. The Company amortizes intangible assets with finite lives on a straight-line basis over their estimated useful lives as follows:

Licenses	10 years
Intellectual property	17 years

f. Research and development

All costs of research and development are expensed in the period incurred.

g. Acquired In-Process Research and Development (“IPR&D”)

The initial costs of rights to IPR&D projects acquired in an asset acquisition are expensed as IPR&D in the consolidated statements of loss unless the project has an alternative future use. These costs include initial payments incurred prior to regulatory approval in connection with research and development collaboration agreements that provide rights to develop, manufacture, market and/or sell pharmaceutical products.

h. Revenue recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable and collectability of the sales price is reasonably assured. Revenue from product sales is recognized when title and risk of loss have passed to the customer. Provisions for discounts, rebates and sales incentives to customers and returns and other adjustments are provided for in the period the related revenues are recorded. Rebate amounts are typically based upon the volume of purchases using contractual or statutory prices, which may vary by product and by payer. For each type of rebate, the factors used in the calculations of the accrual for that rebate include the identification of the products subject to the rebate, the applicable price terms, and the estimated lag time between sale and payment of the rebate, which can be significant. Sales incentives to customers are not material. Historical data is readily available and reliable, and is used for estimating the amount of the reduction in gross revenues.

Milestone payments

Milestone payments related to arrangements to provide research and development services for which the Company has continuing performance obligations are recognized as revenue upon achievement of the milestone only if all of the following conditions are met: the milestone payments are non-refundable; there was substantive uncertainty at the date of entering into the arrangement that the milestone would be achieved; the milestone is commensurate with either the Company’s performance to achieve the milestone or the enhancement of the value of the delivered item by the Company; the milestone relates solely to past performance; and the amount of the milestone is reasonable in relation to the effort expended or the risk associated with the achievement of the milestone.

10

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

i. Government grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to them and that the grants will be received.

Government grants are recognized in profit or loss on a systematic basis over the periods in which the Company recognises as expenses the related costs for which the grants are intended to compensate. Specifically, government grants whose primary condition is that the Company should purchase, construct or otherwise acquire non-current assets are recognized as a deduction from the related asset in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

j. Liability in respect of employee severance payments

The company’s liability for severance pay in calculated in accordance with Israeli law based on the most recent salary paid to employees and the length of employment in the company. The company records its obligation with respect of employee severance payments as if it was payable at each balance sheet date (the “shut-down method”).

k. Income taxes

Deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates which will be in effect when the differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax asset will be realized.

Uncertain tax positions

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The benefit is measured as the largest amount that is more likely than not to be realized upon ultimate settlement.

l. Financial Instruments

All derivative instruments are recorded on the balance sheet at fair value. Fair value is the exit price that would be received to sell an asset or paid to transfer a liability. Fair value is a market-based measurement determined using assumptions that market participants would use in pricing an asset or liability. Changes in the fair value of derivative instruments are recognized as interest expense/income.

Fair Value Measurements of financial instruments

The carrying amount of financial instruments consisting of cash and cash equivalents, trade accounts receivable, trade accounts payable, accrued expenses and other current liabilities included in the Company’s unaudited interim consolidated financial statements are reasonable estimates of fair value due to their short maturities.

Authoritative guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

● Level 1: Observable inputs such as quoted prices in active markets

● Level 2: Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

● Level 3: Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The company classifies derivative instruments within level 3 of the fair value hierarchy because it measures their fair value by a method that uses only observable inputs.

m. Earnings (loss) per share

Basic profit (loss) per share is computed by dividing net profit (loss) by the weighted average number of shares outstanding during the period. Diluted profit (loss) per share is computed by dividing net profit (loss) by the weighted average number of shares outstanding and the impact of all dilutive potential shares. There is no dilutive effect on the earnings per share for all periods presented.

11

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

n. Operating lease

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed. Contingent rentals arising under operating leases are recognized as an expense in the period in which they are incurred.

o. Equity-based payments to non-employees

Equity-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where the fair value of the equity instruments granted, is more reliably measurable, in which case the transaction is measured based on the fair value of the equity instruments issued.

p. Contingencies

From time to time, the Company may be involved in certain claims and litigation arising out of the ordinary course and conduct of business. Management assesses such claims and, if it considers that it is probable that an asset had been impaired or a liability had been incurred and the amount of loss can be reasonably estimated, provisions for loss are made based on management’s assessment of the most likely outcome.

12

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

4. NEW ACCOUNTING PRONOUNCEMENTS

During fiscal year 2016, the Company transitioned its accounting from IFRS to US GAAP. The transition was made retrospectively for all periods presented. The transition to US GAAP included the adoption of any relevant accounting pronouncements effective for the fiscal years ended prior to December 31, 2015.

Recently Adopted Accounting Pronouncements

On July 2015 the FASB issued Accounting Standards Update (“ASU”) 2015-11 Inventory: Simplifying the Measurement of Inventory. The ASU requires entities to measure most inventory “at the lower of cost and net realizable value,” thereby simplifying the current guidance under which an entity must measure inventory at the lower of cost or market (market in this context is defined as one of three different measures, one of which is net realizable value). The ASU does not apply to inventories that are measured by using either the last-in, first-out method or the retail inventory method.

On November 2015 the FASB issued ASU 2015-17: Income Taxes: Balance Sheet Classification of Deferred Taxes. The ASU requires entities to present deferred tax assets (DTAs) and deferred tax liabilities (DTLs) as non-current in a classified balance sheet. It thus simplifies the current guidance, which requires entities to separately present DTAs and DTLs as current or non-current in a classified balance sheet. Netting of DTAs and DTLs by tax jurisdiction is still required under the new guidance.

Recently Issued Accounting Standards, not yet Adopted

On May 2014 the FASB issued ASU 2014-09: Revenue from Contracts with Customers. This standard replaces substantially all current revenue recognition accounting guidance and presents a 5-step model for revenue recognition from contracts with customers. During 2015, the FASB approved a one year deferral to the effective date to be adopted by all public companies for all annual periods and interim reporting periods beginning after December 15, 2017. Early adoption of this standard is permitted but not before the original effective date for all annual periods and interim reporting periods beginning after December 15, 2016. The Company is currently assessing the impact of the future adoption of this standard on its financial statements.

On August 2014 the FASB issued ASU 2014-15 Going Concern: Disclosure of Uncertainties about an Entity’s Ability to continue as a Going Concern. The ASU provides guidance on determining when and how reporting entities must disclose going-concern uncertainties in their financial statements. The new standard requires management to perform interim and annual assessments of an entity’s ability to continue as a going concern within one year of the date of issuance of the entity’s financial statements. Further, an entity must provide certain disclosures if there is “substantial doubt about the entity’s ability to continue as a going concern”. The update is effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted.

On February 2016 the FASB issued ASU 2016-02: Leases. The ASU introduces a lessee model that brings most leases on the balance sheet. The new standard also aligns many of the underlying principles of the new lessor model with those in ASC 606, the FASB’s new revenue recognition standard (e.g., those related to evaluating when profit can be recognized). Furthermore, the ASU addresses other concerns related to the current leases model. For example, the ASU eliminates the requirement in current U.S. GAAP for an entity to use bright-line tests in determining lease classification. The standard also requires lessors to increase the transparency of their exposure to changes in value of their residual assets and how they manage that exposure. The update is Effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years.

The Company is evaluating the effect that the above guidance will have on its consolidated financial statements.

13

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

5. SIGNIFICANT ACCOUNTING DIFFERENCES FROM IFRS REPORTING

a. Acquisition of an IPR&D

On April 20, 2015, SciVac entered into a license agreement (the “CLS License Agreement”) with CLS Therapeutics Limited, a Guernsey company (“CLS”), pursuant to which CLS has granted to the Company, effective as of the completion of the Arrangement on July 9, 2015, (Note 1) an exclusive, worldwide, perpetual and fully paid-up license (including the right to sublicense) to all of CLS’ patents, know-how and related improvements with respect to the Deoxyribonuclease enzyme (“DNASE”), including the exclusive right to research, develop, manufacture, have manufactured, use, sell, offer for sale, import, export, market and distribute products with respect to DNASE for all indications (collectively, the “Licensed Technology”). Pursuant to the CLS License Agreement, the Company agreed to issue to CLS 3,685,076 common shares. The fair value of the intangible asset was recognized as $13,814 on acquisition and the carrying amount as at December 31, 2015 was $12,797 under IFRS.

According to US GAAP, the acquisition of the CLS DNASE asset meets the definition of an IPR&D asset, has not yet received regulatory approval and requires further research and development, and as such is expensed as acquired. As a result of this difference, the Company recognized the December 31, 2015 carrying amount and an additional expense of $1,017 as a R&D expense at the date of acquisition.

b. Accounting for the residual amount in reverse acquisition

On July 2015, as a result of the reverse takeover transaction, under IFRS, the Company recognized a listing expense of $1,353, which reflects the difference between the fair value of SciVac common shares deemed to have been issued to Levon’s shareholders and Levon’s net assets acquired. According to US GAAP, this difference should be treated as a capital reduction. As a result, the Company recognized a reduction from common stock in the amount $1,353 with a corresponding decrease in deficit during the year ended December 31, 2015.

c. Liability for severance pay

Under IFRS, the Company measured its obligation for severance pay using the ‘projected unit credit method’ which is an actuarial based method. Under US GAAP, the Company measures this obligation using the ’shut-down method’ which measures the obligation as the amount payable at each balance-sheet date. As result of this difference, the Company recognized an increase of $291 and $250 to its non-current assets as of March 31, 2016 and December 31, 2015, respectively and an increase of $265 and $292 to its non-current liabilities as of March 31, 2016 and December 31, 2015, respectively.

14

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

6. INVENTORY

	As of March 31, 2016	As of December 31, 2015

Finished goods	4	4
Work-in-process	379	347
Raw materials	985	965
	1,368	1,316

7. PROPERTY AND EQUIPMENT

	Furniture and office equipment	Machinery and equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$
As of March 31, 2016
Cost:
Balance as of January 1, 2016	45	1,099	116	1,845	3,105
Additions	-	40	34	31	105
Disposals	-	-	(1)	-	(1)
Balance as of March 31, 2016	45	1,139	149	1,876	3,209
Accumulated depreciation:
Balance as of January 1, 2016	(7)	(256)	(22)	(855)	(1,140)
Depreciation current period	(1)	(36)	(11)	(69)	(117)
Disposals	-	-	1	-	1
Balance as of March 31, 2016	(8)	(292)	(32)	(924)	(1,256)

Net balance as of March 31, 2016	37	847	117	952	1,953
Currency translation adjustments					(153)
Net balance after translation adjustments					1,800

As of December 31, 2015
Cost:
Balance as of January 1, 2015	41	752	70	1,751	2,614
Additions	8	360	87	94	549
Disposals	(4)	(13)	(41)	-	(58)
Balance as of December 31, 2015	45	1,099	116	1,845	3,105
Accumulated depreciation:
Balance as of January 1, 2015	(7)	(148)	(29)	(585)	(769)
Depreciation current year	(4)	(121)	(34)	(270)	(429)
Disposals	4	13	41	-	58
Balance as of December 31, 2015	(7)	(256)	(22)	(855)	(1,140)

Net balance as of December 31, 2015	38	843	94	990	1,965
Currency translation adjustments					(215)
Net balance after translation adjustments					1,750

15

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

8. INTANGIBLE ASSETS

	License- Ferring	Intellectual property	Total
	$	$	$
As of March 31, 2016
Cost:
Balance as of January 1, 2016	578	91	669
Additions	-	-	-
Balance as of March 31, 2016	578	91	669
Accumulated amortization:
Balance as of January 1, 2016	(186)	(82)	(268)
Amortization current period	(15)	(1)	(16)
Balance as of March 31, 2016	(201)	(83)	(284)

Net balance as of March 31, 2016			385

As of December 31, 2015
Cost:
Balance as of January 1, 2015	578	91	669
Additions	-	-	-
Balance as of December 31, 2015	578	91	669
Accumulated amortization:
Balance as of January 1, 2015	(128)	(76)	(204)
Amortization current year	(58)	(6)	(64)
Balance as of December 31, 2015	(186)	(82)	(268)

Net balance as of December 31, 2015	392	9	401
Currency translation adjustments			(15)

Net balance after translation adjustments			386

9. OTHER CURRENT LIABILITIES

	March 31, 2016	December 31, 2015

Accrued expenses	470	541
Employees and payroll accruals	480	397
	950	938

16

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

10. RELATED PARTIES

a. Balances with related parties

	As of March 31 2016	As of December 31 2015

Short-term deferred revenue	1,522	1,583
Long-term deferred revenue	1,640	1,578
	3,162	3,161

b. Related details

Deferred revenue

On April 26, 2013, SciVac entered into a Development and Manufacturing Agreement with Xenetic Biosciences plc, a public company organized under the laws of England with common key management, Kevelt AS (“Kevelt”), a company incorporated under the laws of Estonia and a wholly owned subsidiary of OAO Pharmsynthez (“Pharmsynthez”), a shareholder of SciVac, pursuant to which SciVac agreed to develop the manufacturing process for the production of clinical and commercial quantities of certain materials in drug substance form for an aggregate amount of $4,279. The original term of the Agreement was for a period of one year commencing April 26, 2013, but pursuant to the terms of the agreement, the term automatically renews thereafter for successive additional one-year periods, unless the parties fail to agree on the terms applicable to any renewal term and either party provides at least 30 days prior written notice of non-renewal to the other. The parties are currently negotiating an amendment to the project plan, which includes, inter alia, adjusting milestone delivery dates.

As at March 31, 2016 and December 31, 2015 $1,522 and $1,583, respectively, were recorded as short-term deferred revenue and $971 and $909, respectively, were recorded as long- term deferred revenue. During the three months ended March 31, 2016 and 2015, no revenue was recognized as contract research and development revenue on completion of the milestones.

On December 10, 2015, the Company entered into a Settlement Agreement and three separate Termination Agreements (which formed appendices thereto) with Pharmsynthez, to put into order the outstanding agreements and understandings between the parties. Further to this Settlement Agreement, the following agreements remain in force (in addition to the Termination Agreements):

i. On December, 29, 2014, SciVac entered into an exclusive distribution agreement with Pharmsynthez, pursuant to which SciVac appointed Pharmsynthez as the exclusive distributor of Sci-B-Vac™ in the Russian Federation for a term of five years. The term of the agreement will automatically continue at the expiration of the initial term, unless either party provides written notice to the other party at least 90 days prior to the termination of the initial term. The agreement provides that Pharmsynthez must purchase certain minimum quantities of Sci-B-Vac™ per each quarter during the term of the agreement, and failure to do so will entitle SciVac to either terminate Pharmsynthez’s exclusivity rights or terminate the agreement. Further to the abovementioned Settlement Agreement, the aggregate amount of $468 already remitted to SciVac by Pharmsynthez is to be credited against future orders of products by Pharmsynthez in accordance with the terms and conditions of the Distribution Agreements. The deposit has been classified as long-term deferred revenue in December 31, 2015 and March 31, 2016. During the three months ended March 31, 2016 and 2015, no revenue was recognized as contract research and development revenue on completion of the milestones.

ii. SciVac entered into a material transfer agreement with OJSC Pharmsynthez and Ferring International Center S.A. (“Ferring”), dated as of April 30, 2014, pursuant to which SciVac and Pharmsynthez agreed to provide rhDNase I material to Ferring for research purposes. The agreement has a one-year term but the parties are permitted to terminate the agreement at any time by providing 30 days prior written notice to the other parties.

Revenue

SciVac entered into a services agreement with OPKO Biologics Ltd. (“OPKO Bio”), a subsidiary of OPKO Health, Inc., dated as of March 15, 2015, pursuant to which SciVac agreed to provide certain aseptic process filling services to OPKO Bio for a term of three years. Payment terms under this agreement are determined in accordance with invoices sent by SciVac to OPKO Bio for services rendered. OPKO Bio may terminate this agreement at any time by providing 60 days prior written notice to SciVac.

17

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

11. SHARE CAPITAL

Authorized

Unlimited number of common shares without par value.

Issued

The Company has 18,914,986 issued shares.

There were no share capital issuances during the three months ended March 31, 2016 and 2015.

12. CASH FLOW INFORMATION

a. Change in non-cash working capital

	Three months ended March 31,
	2016	2015
Decrease in trade account receivable	174	148
Decrease (increase) in inventory	(4)	26
Decrease (increase) in other current assets	68	(79)
Decrease in other long-term assets	3	29
Increase (decrease) in related parties	(697)	357
Increase in trade account payable	28	2
Increase in other current liabilities	72	201
Decrease in deferred revenues	(109)	(107)

Change in non-cash working capital, net	(465)	577

b. Non-cash transactions

Capital contribution in respect of related party loans (net of income taxes) in the amount of $188 for the period of three months ended March 31, 2015.

13. GENERAL, ADMINISTRATIVE AND SELLING

	Three months ended March 31,
	2016	2015
Salaries and related benefits	770	306
Legal	346	133
Investor relationship	187
Consultants	178	118
Insurance	67	6
Regulation & Registration	60	9
Communication	56	5
Rental	52	23
Utilities	51	43
Depreciation and amortization	46	48
Other	167	69
Total	1,980	737

14. CONTINGENCIES

On August 2, 2015, the Company was served with a Motion to Approve a Class Action (the “Motion”) filed by a minor represented by his father. The Motion and underlying claim was filed in response to the recall of Sci-B-Vac, per the notice published on July 29, 2015 by the Israeli Ministry of Health. The Company then notified its insurance broker. The Company has agreed with the plaintiff for a settlement in the amount of NIS 75,000 which the Company expects to be fully covered by its insurance policy. The plaintiff filed a motion to withdraw the Motion and underlying claim on April 19, 2016. This motion to withdraw and the above-mentioned amount are subject to the approval of the court. On May 3, 2016, the court responded, requiring the plaintiff to provide further details for the settlement within 7 days.

18

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

15. CONSUMMATION OF MERGER

On May 6, 2016, the Company completed its previously disclosed proposed acquisition of VBI Vaccines Inc., a Delaware corporation (“VBI”). Pursuant to the Agreement and Plan of Merger, dated as of October 26, 2015, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of December 17, 2015 (as amended, the “Merger Agreement”), by and among the Company, Seniccav Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of the Company (“Sub”), and VBI. Pursuant to the terms of the Merger Agreement, on the Closing Date, Sub merged with and into VBI, with VBI continuing as the surviving corporation and as a wholly owned subsidiary of the Company (the “Merger”). VBI has proprietary vaccine development platforms, a pipeline of preventative and therapeutic vaccine candidates and strong vaccine development expertise.

At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of VBI’s common stock, par value $0.0001 per share (“VBI Common Stock”), was converted into the right to receive common shares of the Company, having no par value per share (“SciVac Common Shares”), in the ratio of 0.520208 SciVac Common Shares for each share of VBI Common Stock (the “Exchange Ratio”). The Exchange Ratio gives effect to the 1:40 share consolidation of SciVac Common Shares effected on April 29, 2016. In addition, each outstanding option or warrant to purchase a share of VBI Common Stock was converted into an option or warrant to purchase, on the same terms and conditions, a number of SciVac Common Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of VBI Common Stock subject to such option or warrant multiplied by (ii) the Exchange Ratio at an exercise price per share computed by dividing the per share exercise price under each such option or warrant by the Exchange Ratio and rounding up to the nearest cent.

The foregoing description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Annex A to SciVac’s Registration Statement on Form F-4 (File No. 333- 208761), originally filed with the Securities and Exchange Commission on December 23, 2015, as amended (the “SciVac F-4”).

The following table summarizes the estimated purchase price and goodwill calculations based on the closing price on the May 6, 2016 common stock closing price of $ 4.61 and the pro forma consolidation of March 31, 2016 net asset and liabilities (in thousands):

Estimated Fair Value of VBI Common Stock	$63,534
Plus: Fair value of replacement Stock Options	2,600
Plus: Fair value of replacement Warrants	703
Plus: Assumed Debt	1,996
Estimated Fair Value of Total Consideration transferred	$68,733

Estimated Fair Value of Consideration transferred	$68,733
Less: Debt free Working Capital	2,955
Less: Net Tangible assets	113
Less: Estimated Intangible assets to be recognized	60,400
Estimated Goodwill	$5,265

19

VBI Vaccines Inc.

(Formerly SciVac Therapeutics, Inc.)

Notes to interim consolidated financial statements (unaudited)

For the three months ended March 31, 2016 with 2015 comparatives

(Expressed in U.S. dollars in thousands)

The following pro forma results of operations assume the acquisition of VBI occurred on January 1, 2015. The pro forma results for the year ended December 31, 2015 presented below reflect the historical data of the Company and the historical data of VBI. The pro forma results of operations presented below may not be indicative of the results the Company would have achieved had the Company completed the Merger on January 1, 2015, or that the Company may achieve in the future.

(in thousands, except per share data)	For three months ended March 31, 2016	For the year ended December 31, 2015

Revenues	$78	$1,351
Net loss	9,527	30,867
Net loss per share	$0.29	$1.17

Name Change and Exchange Listings

On the Closing Date, the Company changed its name to “VBI Vaccines Inc.” and received approval for the listing of the SciVac Common Shares on The Nasdaq Capital Market.

The SciVac Common Shares will commence trading on The Nasdaq Capital Market at the opening of trading on May 9, 2015 under the Company’s new name, VBI Vaccines Inc., and the ticker symbol VBIV.

Currently, the Company is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “VAC”. The ticker will remain SciVac’s prior ticker, “VAC”, for several days post-closing to allow the TSX to reflect the name and symbol change, following which VBI Vaccines Inc. will trade on the TSX under its new symbol, “VBV”.

20